Exhibit 99.1

Nalco Holding Company and Subsidiaries
Segment Information
2007 Results Reclassified to Conform with 2008 Presentation
(Unaudited)

(dollars in millions)	Three Months ended March 31, 2007	Three Months ended June 30, 2007	Three Months ended September 30, 2007	Three Months ended December 31, 2007	Year ended December 31, 2007
Industrial and Institutional Services	$404.4	$432.7	$449.1	$467.3	$1,753.5
Energy Services	294.4	316.7	326.7	341.2	1,279.0
Paper Services	186.7	194.8	195.9	200.6	778.0
Other	23.8	26.7	26.5	25.0	102.0
Net Sales	$909.3	$970.9	$998.2	$1,034.1	$3,912.5
Segment direct contribution:
Industrial and Institutional Services	$85.1	$93.6	$98.2	$97.7	$374.6
Energy Services	62.0	74.5	71.1	78.5	286.1
Paper Services	26.3	31.9	31.6	32.2	122.0
Other	(22.5)	(27.2)	(18.3)	(22.1)	(90.1)
Capital charge elimination	20.1	20.9	22.0	23.2	86.2
Total segment direct contribution	171.0	193.7	204.6	209.5	778.8
Expenses not allocated to segments:
Administrative expenses	53.6	52.5	51.0	68.1	225.2
Amortization of intangible assets	15.2	15.4	15.6	15.9	62.1
Business optimization expenses	—	2.3	7.2	5.8	15.3
Operating earnings	102.2	123.5	130.8	119.7	476.2
Other income (expense), net	(0.3)	—	(1.9)	(2.6)	(4.8)
Interest income	2.6	1.9	2.7	1.9	9.1
Interest expense	(68.3)	(68.2)	(69.1)	(68.4)	(274.0)
Earnings before income taxes and minority interests	$36.2	$57.2	$62.5	$50.6	$206.5

Note: Reclassifications made to 2007 results to conform with 2008 presentation included:

•	Results in India and Japan that had been previously reported in the Other segment are now reported as part of the three primary end-market segments.

•	The transfer of certain petrochemical and emerging markets customers from Industrial and Institutional Services to Energy Services.